File No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

LINCOLN INVESTMENT ADVISORS CORPORATION

1301 South Harrison Street

Fort Wayne, Indiana 46802

Please direct all communications regarding

this Application to:

Ronald Holinsky, Esq.

Lincoln Investment Advisors Corporation

150 N. Radnor-Chester Road

Radnor, PA 19087

With a copy to:

Robert Robertson, Esq.

Dechert LLP US Bank Tower

633 West 5th Street, Suite 4900,

Los Angeles, CA, 90071-2032

This Application (including Exhibits) contains 73 pages.

As filed with the Securities and Exchange Commission on August 8, 2022

Page 1 of 73 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)

)

LINCOLN VARIABLE PRODUCTS TRUST	)	APPLICATION PURSUANT TO SECTION 6(C) OF

AND LINCOLN INVESTMENT ADVISORS	)	THE INVESTMENT COMPANY ACT OF 1940, AS

CORPORATION	)	AMENDED, FOR AN ORDER OF EXEMPTION

	)	OF SECTION 15(C) OF THE ACT

)

)

I. INTRODUCTION

Lincoln Variable Insurance Products Trust (the “Trust”),1 a registered open-end investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), and Lincoln Investment Advisors Corporation (“LIAC” or the “Adviser” and together with the Trust and the Series, the “Applicants”),2 the investment adviser to the Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of the Trust (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval4, which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

1 As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.

2 The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3 The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

4 References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

5 For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers that serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

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Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay, and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.  BACKGROUND

A. The Applicants

1. The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust currently consists of multiple Series, some of which operate under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trust and the Series are not required to hold annual shareholder meetings. Each Series has its own distinct investment objective, policies, and restrictions.

2. The Adviser

LIAC is a corporation organized under the laws of the State of Tennessee and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). LIAC is a wholly-owned subsidiary of The Lincoln National Life Insurance Company (“Lincoln Life”). LIAC serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement with the Trust (each an “Investment Management Agreement” and together the “Investment Management Agreements”). LIAC and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the

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applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3. The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.7

B. Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) funds of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment

6 Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Lincoln Investment Advisors Corporation, et al., Investment Company Act Release Nos. 29170 (Mar. 09, 2010) (notice) and 29197 (Mar. 31, 2010) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

7 A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

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companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to various Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C. Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of the Trust, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.8 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund may be higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised

8 Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

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Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.  REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.  LEGAL ANALYSIS

A. Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B. Discussion

1. Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership

9 The requested relief would not apply to renewals of a Sub-Advisory Agreement.

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of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. The materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”10 by the Sub-Adviser. If, however, one or more Board members request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, may provide several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.16 The requested relief could not be relied

11 See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

12 Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).

13 American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

14 Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

15 Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

16 Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

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upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.17 The Commission stated in Blackstone, that, while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

The materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

17 See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (Mar. 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 03, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 08, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb 10, 2022) (notice) and 34525 (Mar. 08, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 01, 2022) (notice) and 34572 (Apr. 27, 2022) (order); and Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order).

Page 9 of 73 Sequentially Numbered Pages (including exhibits)

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Ronald Holinsky, Esq.

Lincoln Investment Advisors Corporation

150 N. Radnor-Chester Road

Radnor, PA 19087

Applicants further state that all written or oral communications concerning this

Application should be directed to:

Robert Robertson, Esq.

Dechert LLP

US Bank Tower

633 West 5th Street, Suite 4900 Los Angeles, CA, 90071-2032

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Page 10 of 73 Sequentially Numbered Pages (including exhibits)

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of August, 2022.

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

By:	/s/Ronald Holinsky
Name:	Ronald Holinsky
Title:	Secretary

LINCOLN INVESTMENT ADVISORS CORPORATION

By:	/s/Benjamin A. Richer
Name:	Benjamin A. Richer
Title:	Senior Vice President

Page 11 of 73 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibits A-1 through A-2	Certifications

Exhibits B-1 through B-2	Verifications

Exhibit C	Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order) – Marked Application

Exhibit D	Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (April 1, 2022) (notice) and 34572 (April 27, 2022) (order) – Marked Application

Page 12 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Lincoln Variable Insurance Products Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the board of trustees of the Trust (the “Board”) adopted the following vote on the 8th day of June, 2022 in accordance with the By-laws of the Trust:

RESOLVED, that the appropriate officers of the Lincoln Variable Insurance Products Trust (the “Trust”) are authorized to file on behalf of the Trust a new application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Lincoln Investment Advisors Corporation (“LIAC”) from the provisions of Section 15(c) of the 1940 Act to permit LIAC to enter into or materially amend Sub-Advisory Agreements that were approved by the Board of Trustees of the Trust, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval.

FURTHER RESOLVED, that the officers of the Trust are severally authorized to make such filings, to execute and to deliver such documents, and to take such action as they may deem to be necessary or desirable to carry out the foregoing votes in accordance with their purpose and intent, the execution and delivery of any such documents and the taking of any such action to be conclusive evidence that the same is authorized by the Board.

IN WITNESS WHEREOF, I have hereunto set my name on the 8th day of August, 2022.

By: /s/Ronald A. Holinsky
Name: Ronald A. Holinsky
Title: Secretary

Page 13 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the Senior Vice President of Lincoln Investment Advisors Corporation (the “Company”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By: /s/Benjamin A. Richer
Name: Benjamin A. Richer
Title: Senior Vice President
Date: August 8, 2022

Page 14 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached application, dated August 8, 2022, for and on behalf of Lincoln Variable Insurance Products Trust (the “Trust”); that he is the Secretary of the Trust; and that all action taken by Trustees necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/Ronald A. Holinsky
Name: Ronald A. Holinsky
Title: Secretary

Page 15 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached application, dated August 8, 2022, for and on behalf of Lincoln Investment Advisors Corporation (the “Company”); that he is the Senor Vice President of the Company; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Benjamin A. Richer
Name: Benjamin A. Richer
Title: Senior Vice President

Page 16 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit C

File No. ~~[ ]~~

~~UNITED STATES OF AMERICA BEFORE THE~~

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 ~~In the Matter of~~

~~GOLDMAN SACHS TRUST II, GOLDMAN~~

~~SACHS ASSET MANAGEMENT, L.P.,~~

~~AND~~

~~GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL~~

~~200 West Street~~

~~New York, New York 10282~~

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

LINCOLN INVESTMENT ADVISORS CORPORATION

1301 South Harrison Street

Fort Wayne, Indiana 46802

Please direct all communications regarding

this Application to:

~~Caroline L. Kraus Managing~~

~~Director and Senior Counsel~~

~~Goldman Sachs & Co.~~

~~200 West Street, 15th Floor~~

~~New York, New York 10282~~

Page 17 of 73 Sequentially Numbered Pages (including exhibits)

~~Stephen H. Bier~~Ronald Holinsky, Esq.	With a copy to:
Lincoln Investment Advisors
Corporation		Robert Robertson, Esq.
150 N. Radnor-Chester Road		~~Brenden P. Carroll~~ Dechert LLP US Bank Tower
Radnor, PA 19087		633 West 5th Street, Suite 4900,
~~Dechert LLP~~		Los Angeles, CA, 90071-2032
~~1095 Avenue of the Americas New York, New York~~		~~1900 K Street NW~~
~~10036~~		~~Washington, DC 20006~~

Page 18 of 73 Sequentially Numbered Pages (including exhibits)

~~Page 1 of 75 Pages,~~ This Application (including Exhibits) contains 73 pages.

As filed with the Securities and Exchange Commission on ~~May 13~~August 8, 2022 ~~Page 1 of 75 Pages~~

UNITED STATES OF AMERICA ~~BEFORE THE~~

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

~~Washington~~WASHINGTON, D.C. 20549

In the Matter of	)
)

~~GOLDMAN SACHS TRUST II~~

~~GOLDMAN SACHS ASSET MANAGEMENT, L.P.~~

~~GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL~~

~~200 West Street, 15th Floor New York, NY 10282~~

~~File No. [ ]~~

~~I. INTRODUCTION~~

Page 19 of 73 Sequentially Numbered Pages (including exhibits)

LINCOLN VARIABLE PRODUCTS TRUST	)	APPLICATION PURSUANT TO
~~)~~ SECTION 6(~~c~~C) OF

AND LINCOLN INVESTMENT ADVISORS	)	THE INVESTMENT COMPANY ACT OF 1940, AS
~~) 1940, AS AMENDED,~~

CORPORATION	)	AMENDED, FOR AN ORDER OF EXEMPTION
	)	~~FROM~~OF SECTION 15(~~c~~C) OF THE ACT
~~)~~	)
)

Page 20 of 73 Sequentially Numbered Pages (including exhibits)

I.	INTRODUCTION

~~Goldman Sachs~~Lincoln Variable Insurance Products Trust ~~II~~ (the “Trust”),~~1~~1 a registered open-end ~~management~~ investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), ~~Goldman Sachs Asset Management, L.P. (“GSAM” ) and Goldman Sachs Asset Management International (“GSAMI” ), either of which may serve as the investment adviser to any of the various Series offered by the Trust (each, an “Adviser ” and collectively, the “Advisers,~~and Lincoln Investment Advisors Corporation (“ LIAC” or the “Adviser” and together with the Trust and the Series, the “Applicants”),~~2~~2 the investment adviser to the Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of the Trust (the “Board”),~~3~~3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of

~~1 As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser (as defined below).~~

~~2 The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~3 The term “Board” also includes the board of trustees or directors of a future Series.~~

~~Page 2 of 75 Pages~~

Page 21 of 73 Sequentially Numbered Pages (including exhibits)

any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “~~Sub- Adviser~~Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval4, ~~4~~ which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or ~~series~~Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).~~5~~5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

1 As used herein, the term “Trust ” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.

2 The term “Adviser ” includes (i)  the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor ” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3 The term “Board ” also includes the board of trustees or directors of a future Subadvised Series.

4 References in this Application to “ non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

5 For purposes of this Application, the term “ Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries” ). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers that serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

Page 22 of 73 Sequentially Numbered Pages (including exhibits)

Applicants are seeking this exemption to enable ~~an~~the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay, and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, ~~an~~the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

~~4 References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~

~~5 For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”~~

~~Page 3 of 75 Pages~~

Page 23 of 73 Sequentially Numbered Pages (including exhibits)

II.   BACKGROUND

A.  The Applicants

1.  The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. ~~Further, the~~The Trust currently consists of multiple Series, some of which operate under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. The ~~applicable~~ Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series ~~of the Trust~~. The Trust and the Series are not required to hold annual shareholder meetings.

Each ~~Subadvised~~ Series ~~may have~~has its own distinct investment objective, policies, and restrictions.

2.  The ~~Advisers~~Adviser

~~GSAM~~LIAC is a ~~Delaware limited partnership~~corporation organized under the laws of the State of Tennessee and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~GSAM~~LIAC is a wholly-owned subsidiary of The Lincoln National Life Insurance Company (“Lincoln Life” ). LIAC serves, and ~~GSAMI may~~each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement with the Trust ~~on behalf of the Series~~ (each~~, a “GSAM~~ an “Investment Management Agreement” and together the “~~GSAM~~ Investment Management Agreements”). ~~GSAM is a wholly-owned subsidiary of the Goldman Sachs Group, Inc. and as such, is under common control with GSAMI. GSAM’s current business address is 200 West Street, New York, NY 10282.~~

LIAC and each other ~~GSAMI is a limited partnership organized under the laws of the United Kingdom and is registered with the Commission as an investment adviser under the Advisers Act. GSAMI may serve as investment adviser to certain Series, in each case pursuant to an investment advisory agreement with the Trust on behalf of the Series (each, a GSAMI Investment Management Agreement”  and together the “GSAMI Investment Management Agreements”). The GSAM Investment Management Agreements and the GSAMI Investment Management Agreements are together referred to as the “Investment Management Agreements.”  GSAMI is a wholly-owned subsidiary of the Goldman Sachs Group, Inc. and as such, is under common control with GSAM. GSAMI’ s current business address is Plumtree Court, 25 Shoe Lane, London, EC4A 4AU.~~

~~Any future~~ Adviser ~~also~~is or will be registered with the Commission as an investment adviser under the Advisers Act. ~~Advisers will enter into investment management agreements on behalf of future Subadvised Series, and such future agreements will be included in the term “Investment Management Agreements.”~~

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.

~~Page 4 of 75 Pages~~

Pursuant to the terms of each Investment Management Agreement, the ~~applicable~~ Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. ~~An~~The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. ~~An~~The Adviser will periodically review a Subadvised Series’ investment policies and strategies and~~,~~ based on the need of a particular Series~~,~~ may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the ~~applicable~~ Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the

Page 24 of 73 Sequentially Numbered Pages (including exhibits)

applicable Subadvised Series (if required ~~by applicable law~~), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the ~~applicable~~ Adviser will oversee each Sub-Adviser in its performance of its duties. The ~~applicable~~ Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series.

  For its services to each Subadvised Series under the applicable Investment Management Agreement, the ~~applicable~~ Adviser will receive an investment management fee from that Subadvised Series ~~as specified in the applicable Investment Management Agreement. A Sub- Adviser~~. A Sub-Adviser will receive an investment management fee from ~~an~~the Adviser or directly from the Subadvised Series.

Under this structure, ~~an~~the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.  The Sub-Advisers

Pursuant to the authority under the Investment Management ~~Agreements~~Agreement , the ~~applicable~~ Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration.

The ~~applicable~~ Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The ~~applicable~~ Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) ~~(or an exemption therefrom)~~ of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance

~~Page 5 of 75 Pages~~

on applicable exemptive relief.~~6~~6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the ~~applicable~~ Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement ~~(or out of the Adviser’ s other assets).7~~.7

B.   Multi-Manager Structure

In recent years, a number of investment advisers, including the ~~Advisers~~Adviser , have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects ~~multiple~~one or more sub-advisers to manage portions of the registered fund’s assets; (ii)  ~~fund~~funds of funds where ~~an~~the Adviser invests a registered fund’s assets in multiple registered funds or investment

6 Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Lincoln Investment Advisors Corporation, et al., Investment Company Act Release Nos. 29170 (Mar. 09, 2010) (notice) and 29197 (Mar. 31, 2010) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

7 A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

Page 25 of 73 Sequentially Numbered Pages (including exhibits)

companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to various Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, ~~an~~the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.   Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an

~~6 Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Goldman Sachs Trust II, et al. (812-14078), Investment Company Act Release Nos. 30496 (April 29, 2013) (notice) and 30542 (May 29, 2013) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.~~

~~7 A Subadvised Series may also pay advisory fees directly to a Sub-Adviser.~~

~~Page 6 of 75 Pages~~

Page 26 of 73 Sequentially Numbered Pages (including exhibits)

in-person meeting. Boards of registered funds, including the Board of the Trust, typically hold in-person meetings on a quarterly ~~(or more frequent)~~ basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that ~~an~~the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once ~~an~~the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if ~~an~~the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When ~~an~~the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not ~~directly~~ limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.~~8~~8 If the requested order is not granted, ~~an~~the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund ~~are generally~~may be higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

Series by allowing the Board, including a majority of the Independent Board Members, to approve a ~~Sub-Adviser~~Sub- Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next ~~in-person~~in- person Board meeting ~~date~~ and potentially missing out on market opportunities.

~~8~~	~~Such investments in private funds would be subject to other applicable provisions of the 1940 Act and the rules thereunder. See, e.g., Rule 12d1-4 and Rule 22e-4 under the 1940 Act.~~

~~Page 7 of 75 Pages~~

The requested order would also apply to material amendments to a Sub-Advisory Agreement.~~9~~9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If ~~an~~the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

Page 27 of 73 Sequentially Numbered Pages (including exhibits)

III. REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV. LEGAL ANALYSIS

A.  Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.  Discussion

1.	Necessary or Appropriate in the Public Interest

~~9 The requested relief would not apply to renewals of a Sub-Advisory Agreement.~~

~~Page 8 of 75 Pages~~

Page 28 of 73 Sequentially Numbered Pages (including exhibits)

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series~~’~~ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act ~~more quickly~~quicker and with less expense to add or replace Sub-Advisers when the Board and the ~~applicable~~ Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership

9 The requested relief would not apply to renewals of a Sub-Advisory Agreement.

Page 29 of 73 Sequentially Numbered Pages (including exhibits)

of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the ~~applicable~~ Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.  Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the ~~Advisers~~Adviser , subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the ~~applicable~~ Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. ~~Management will represent that the~~The materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the ~~applicable~~ Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”~~10~~10 by the Sub-Adviser. If, however, one or more Board members ~~assert that an in-person meeting would make a difference and~~ request that the Sub-Advisory

~~10 As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.~~

~~Page 9 of 75 Pages~~

Page 30 of 73 Sequentially Numbered Pages (including exhibits)

Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, ~~an~~the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, ~~provides~~may provide several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing ~~an~~the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals~~;~~ and Board member compensation for

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

Page 31 of 73 Sequentially Numbered Pages (including exhibits)

attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.  Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).~~11~~11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which

~~11 See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.~~

~~Page 10 of 75 Pages~~

Page 32 of 73 Sequentially Numbered Pages (including exhibits)

require action by the board of directors of registered investment companies.”~~12~~12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”~~13~~ 13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”~~14~~14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”~~15~~15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting. ~~16~~16 The requested relief could not be relied

[11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

[12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).

13 American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

14 Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

15 Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

~~Page 11 of 75 Pages~~

[16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

Page 33 of 73 Sequentially Numbered Pages (including exhibits)

upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V. PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.~~17~~17 The Commission stated in Blackstone, that, while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

~~Management will represent that the~~ The materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in- person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub- Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

~~16 Technology that includes visual capabilities will be used unless unanticipated circumstances arise.~~

17See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 3, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 8, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb. 10, 2022) (notice) and 34525 (Mar. 8, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 1, 2022) (notice) and 34572 (Apr. 27 2022) (order)~~.~~; and Goldman Sachs Trust II, et al., Investment Company Act

Page 34 of 73 Sequentially Numbered Pages (including exhibits)

Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order).

~~Page 12 of 75 Pages~~

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VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is ~~200 West Street, 15th Floor,~~

~~New York, N.Y. 10282.~~ as indicated below: Ronald Holinsky, Esq.

Lincoln Investment Advisors Corporation

150 N. Radnor-Chester Road

Radnor, PA 19087

Applicants further state that all written or oral communications concerning this

Application should be directed to: ~~Caroline L. Kraus, Esq.~~

  ~~Managing Director and Senior Counsel~~

  ~~Goldman Sachs & Co.~~

  ~~200 West Street, 15th Floor~~

  ~~New York, NY 10282~~

  ~~With copies to:~~

~~Stephen H. Bier~~Robert

Robertson , Esq.

Dechert LLP

US Bank Tower

~~1095 Avenue of the Americas~~

~~Page 13 of 75 Pages~~

Page 36 of 73 Sequentially Numbered Pages (including exhibits)

~~New York, NY 10036~~

~~Brenden P. Carroll, Esq.~~

~~Dechert LLP~~

~~1900 K~~633 West 5th Street,

~~N.W.~~Suite 4900 Los Angeles, CA,

90071-2032

~~Washington, D.C. 20006~~

~~Pursuant to~~All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c)~~(l)~~ under the 1940 Act~~, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0- 2(c) under the 1940 Act are attached hereto~~ are included as Exhibits A-1 through A~~-3~~-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are ~~attached hereto~~included as Exhibits B-1 through B~~-3~~-2 to this Application.

~~The~~ Applicants ~~request~~desire that the Commission issue ~~an~~the requested order ~~without a hearing~~ pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

~~In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.~~

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

~~Page 14 of 75 Pages~~

Page 37 of 73 Sequentially Numbered Pages (including exhibits)

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of ~~May 13~~August, 2022.

~~Goldman Sachs Trust II~~

~~By:~~	~~/s/ Caroline L. Kraus Name:~~
~~Caroline L. Kraus Title:~~
~~Secretary~~

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

~~Goldman Sachs Asset Management, L.P.~~

~~By:~~	~~/s/ Betsy N. Gorton Name:~~
~~Betsy N. Gorton Title:~~
~~Managing Director~~
~~Goldman Sachs Asset Management International~~

By: /s/ ~~Glenn Thorpe Name: Glenn Thorpe~~Ronald Holinsky
Name: Ronald Holinsky
Title: ~~Managing Director~~Secretary
~~Page 15 of 75 Pages~~
LINCOLN INVESTMENT ADVISORS CORPORATION

By: /s/Benjamin A. Richer
Name: Benjamin A. Richer
Title: Senior Vice President

Page 38 of 73 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A~~-3~~	Certifications
~~Authorizations~~	Verifications
-2 Exhibits B-1 through	~~Exhibit C~~
B~~-3~~ -2	~~Rule 0-5(e)(3) Comparisons~~
~~Page 16 of 75 Pages~~
Exhibit C	Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order) – Marked Application

Exhibit D	Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (April 1, 2022) (notice) and 34572 (April 27, 2022) (order) – Marked Application

Page 39 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit A-1

~~GOLDMAN SACHS TRUST II~~

~~AUTHORIZATION~~

~~I, Caroline L. Kraus, do hereby certify that I am the duly elected Secretary of Goldman Sachs Trust II (the “Trust”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on March 15- 16, 2022, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:~~

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Lincoln Variable Insurance Products Trust (the “Trust ”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application ”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the board of trustees of the Trust (the “Board ”) adopted the following vote on the 8th day of June, 2022 in accordance with the By-laws of the Trust:

RESOLVED, that the appropriate officers of ~~Goldman Sachs Trust II~~the Lincoln Variable Insurance Products Trust (the “Trust”) ~~be, and each of them hereby is,~~are authorized ~~and directed~~to file on behalf of the Trust ~~and its name to (i) prepare, execute and cause to be filed an~~a new application with the ~~U.S.~~ Securities and Exchange Commission ~~(the “SEC”)~~  for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and ~~Goldman Sachs Asset Management, L.P. ( “GSAM” ) and Goldman Sachs Asset Management International (“GSAMI” ) (each, an “Adviser” and collectively, the “Advisers~~Lincoln Investment Advisors Corporation (“LIAC”) from the provisions of Section 15(c) of the 1940 Act to permit ~~the Advisers~~LIAC to enter into or materially amend ~~sub-advisory agreements~~Sub- Advisory Agreements that were approved by the Board of Trustees of the Trust ~~(the “Board”)~~ , including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval ~~(the “Application”);  and (ii)  prepare, execute and cause to be filed with the SEC any and all amendments to such Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is~~.

FURTHER RESOLVED, that the officers of the Trust ~~be, and each of them hereby is, authorized and directed~~are severally authorized to make such filings, to execute and to deliver such documents, and to take such ~~further~~ action as ~~such officer or officers shall in his, her or their discretion consider~~they may deem to be necessary or desirable to ~~effectuate the intent of~~carry out the foregoing ~~resolution~~votes in accordance with their purpose and intent, the execution and delivery of any such documents and the taking of any such action to be conclusive evidence that the same is authorized by the Board.

IN WITNESS WHEREOF, I have hereunto set my name on the 8th day of August, 2022.

~~By:~~	~~/s/ Caroline L. Kraus~~
~~Name: Caroline L. Kraus~~
~~Title: Secretary~~

~~Page 17 of 75 Pages~~

Page 40 of 73 Sequentially Numbered Pages (including exhibits)

~~GOLDMAN SACHS ASSET MANAGEMENT, L.P.~~

~~AUTHORIZATION~~

~~I, Betsy N. Gorton, do certify that I am the duly authorized and elected Managing Director of Goldman Sachs Asset Management, L.P. (“GSAM”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of GSAM pursuant to the general authority as Managing Director of GSAM.~~

~~By:~~	~~/s/ Betsy N. Gorton~~
~~Name: Betsy N. Gorton Title: Managing Director~~

~~Page 18 of 75 Pages~~

Page 41 of 73 Sequentially Numbered Pages (including exhibits)

~~I, Glenn Thorpe, do certify that I am the duly authorized and elected Managing Director of Goldman Sachs Asset Management International (“GSAMI”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of GSAMI pursuant to the general authority as Managing Director of GSAMI.~~

By:	/s/~~Glenn Thorpe Name: Glenn Thorpe~~Ronald A. Holinsky
Name: Ronald A. Holinsky
Title: ~~Managing Director~~Secretary

~~Page 19 of 75 Pages~~

Page 42 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the Senior Vice President of Lincoln Investment Advisors Corporation (the “Company ”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application ”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By: /s/Benjamin A. Richer
Name: Benjamin A. Richer
Title: Senior Vice President
Date: August 8, 2022

Page 43 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that ~~she~~he has duly executed the attached ~~Application~~application, dated ~~May 13~~August 8 , 2022, for and on behalf of ~~Goldman Sachs~~Lincoln Variable Insurance Products Trust ~~II~~ (the “Trust”); that ~~she~~he is the Secretary of the ~~foregoing~~ Trust; and that all ~~actions~~action taken by Trustees necessary to authorize the undersigned to execute and file such instrument ~~have~~has been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

By:	/s/ ~~Caroline L. Kraus Name: Caroline L. Kraus Title:~~
~~Secretary~~Ronald A. Holinsky

~~Page 20 of 75 Pages~~

Name: Ronald A. Holinsky
Title: Secretary

Page 44 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

~~The undersigned states that she has duly executed the attached Application dated May 13, 2022 for and on behalf of Goldman Sachs Asset Management, L.P.; that she is the Managing Director of such company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.~~

~~By:~~ 	~~/s/ Betsy N. Gorton~~
~~Name: Betsy N. Gorton Title: Managing Director~~

~~Page 21 of 75 Pages~~

Page 45 of 73 Sequentially Numbered Pages (including exhibits)

VERIFICATION

The undersigned states that he has duly executed the attached ~~Application~~application, dated ~~May 13~~August 8 , 2022, for and on behalf of ~~Goldman Sachs Asset Management International~~Lincoln Investment Advisors Corporation (the “Company ”) ; that he is the ~~Managing Director of such company~~Senor Vice President of the Company; and that all action ~~by stockholders, directors, and other bodies~~taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ ~~Glenn Thorpe Name: Glenn~~
~~Thorpe~~Benjamin A. Richer
Name: Benjamin A. Richer
Title: ~~Managing Director~~Senior Vice President

~~Page 22 of 75 Pages~~

Page 46 of 73 Sequentially Numbered Pages (including exhibits)

Exhibit D

File No.

U.S. SECURITIES AND EXCHANGE COMMISSION

~~WASHINGTON, DC 20549~~

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) ~~OF THE~~

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

LINCOLN VARIABLE INSURANCE

PRODUCTS TRUST LINCOLN INVESTMENT

ADVISORS CORPORATION

~~BRIGHTHOUSE FUNDS TRUST I~~

~~BRIGHTHOUSE FUNDS TRUST II~~

~~BRIGHTHOUSE INVESTMENT ADVISERS, LLC~~

~~125 High~~1301 South Harrison Street~~, Suite 732~~

~~Boston, MA 02110~~

Fort Wayne, Indiana 46802

Please direct all

communications regarding

this Application to:

~~Kristi Slavin~~

Ronald Holinsky, Esq.

~~Brighthouse~~Lincoln Investment ~~Advisers, LLC~~ Advisors Corporation

~~125 High Street, Suite 732~~

150 N. Radnor-Chester Road

Radnor, PA 19087

~~Boston, MA 02110~~

~~Copies~~With a copy to:

~~Brian D. McCabe, Esq.~~	~~Jeremy C. Smith, Esq.~~
~~Ropes & Gray LLP~~	~~Ropes & Gray LLP~~
~~Prudential Tower 800 Boylston Street, Boston, Massachusetts 02199~~	~~1211 Avenue of the Americas, New York, New York 10036~~

Robert Robertson, Esq.

Page 47 of 73 Sequentially Numbered Pages (including exhibits)

Dechert LLP US Bank Tower

633 West 5th Street, Suite 4900,

Los Angeles, CA, 90071-2032

This Application (including Exhibits) contains 73 pages.

As filed with the Securities and Exchange Commission on ~~February 17~~August 8 , 2022

~~Page 1 of 94, including Exhibits~~

Page 48 of 73 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)
)
LINCOLN VARIABLE PRODUCTS TRUST	)	APPLICATION PURSUANT TO SECTION 6(C) OF
AND LINCOLN INVESTMENT ADVISORS	)	THE INVESTMENT COMPANY ACT OF 1940, AS
CORPORATION	)	AMENDED, FOR AN ORDER OF EXEMPTION
	)	OF SECTION 15(C) OF THE ACT
)
)

~~BRIGHTHOUSE FUNDS TRUST I~~	~~) APPLICATION PURSUANT TO SECTION 6(c) OF~~
~~BRIGHTHOUSE FUNDS TRUST II~~	~~) THE INVESTMENT COMPANY ACT OF 1940, AS~~
~~BRIGHTHOUSE INVESTMENT ADVISERS, LLC~~	~~) AMENDED, FOR AN ORDER OF EXEMPTION~~
~~File No. [ ]~~	~~) FROM SECTION 15(c) OF THE ACT~~

I. INTRODUCTION

~~Brighthouse Funds Trust I and Brighthouse Funds Trust II (each a~~Lincoln Variable Insurance Products Trust (the “Trust” ~~and collectively, the “ Trusts”),1  each~~ ),1 a registered open-end investment company that ~~offers~~may offer one or more series of shares~~, on their own behalf and on behalf of each of their respective series~~ (each, a “Series” and collectively, the “Series”), ~~together with Brighthouse~~and Lincoln Investment ~~Advisers, LLC (“ BIA~~Advisors Corporation (“ LIAC” or the “Adviser” and together with the ~~Trusts~~Trust and the Series, the “Applicants”),~~2~~2 the investment adviser to the ~~Trusts~~Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of ~~each~~the Trust (~~each such board of trustees may be referred to as~~ the “Board”),~~3~~3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval4, ~~4~~ which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the ~~multi-manager~~multi- manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).~~5~~5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

~~1   As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.~~

~~2   The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.~~

~~3   The term “Board” also includes the board of trustees or directors of a future Subadvised Series.~~

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~~4   References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.~~

~~5   For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”~~

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1 As used herein, the term “Trust ” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.

2 The term “Adviser ” includes (i)  the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor ” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3 The term “Board ” also includes the board of trustees or directors of a future Subadvised Series.

4 References in this Application to “ non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

5 For purposes of this Application, the term “ Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries” ). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers that serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

~~as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.~~

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Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay, and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II. BACKGROUND

A.	The Applicants

1.	The Trust

~~Each of Brighthouse Funds~~The Trust ~~I and Brighthouse Funds Trust II~~ is organized as a Delaware statutory trust~~. Brighthouse Funds Trust I and Brighthouse Funds Trust II are~~ and is registered with the Commission as an open-end management investment ~~companies~~company under the 1940 Act ~~and~~. The Trust currently consists of ~~45 and 29 separate investment series, respectively, each of which Series is~~multiple Series, some of which operate under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement ~~under the Securities Act of 1933, as amended (the “1933 Act”), and each of which Series operates or has authority to operate under a multi-manager structure~~on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The ~~Trusts~~Trust and the Series are not required to hold annual shareholder meetings. Each Series ~~may have~~has its own distinct investment objective, policies, and restrictions.

2.	The Adviser

~~BIA~~LIAC is a ~~limited liability company~~corporation organized under the laws of the State of ~~Delaware~~Tennessee and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~BIA~~LIAC is a wholly-owned subsidiary of The Lincoln National Life Insurance Company (“Lincoln Life” ). LIAC serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment ~~management~~advisory agreement with the ~~Trusts~~Trust (each an “Investment Management Agreement” and together the “Investment Management Agreements”). ~~BIA is~~LIAC and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the

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Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies

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and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the

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applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will oversee each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3. The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.~~6~~ 6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.7

~~6  Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval.  See New England Funds Trust I, et al., Investment Company Act Release Nos. 22796 (August 22, 1997) (notice) and 22824 (September 17, 1997) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.~~

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B. Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to ~~strategies across various asset classes offered by one or more Sub-Advisers. Registered funds with~~ multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects one or more sub-advisers to manage portions of the registered fund’s assets; (ii) ~~fund~~funds of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment

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6 Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Lincoln Investment Advisors Corporation, et al., Investment Company Act Release Nos. 29170 (Mar. 09, 2010) (notice) and 29197 (Mar. 31, 2010) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

7 A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

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companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to ~~one or more~~various Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C. Rationale for the Requested Relief

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. ~~The~~Boards of registered funds, including the Board of ~~each~~the Trust ~~intends to~~, typically hold in-person meetings on a quarterly~~, and will hold such meetings in-person to the extent required by the 1940 Act~~ basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once the Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.~~7~~8 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund ~~are generally~~may be higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the

~~7 Such investments in private funds would be subject to other applicable provisions of the 1940 Act.~~

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Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised

8 Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

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Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting ~~date~~ and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.~~8~~9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III. REQUEST	FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV. LEGAL	ANALYSIS

A.  Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.  Discussion

1. Necessary	or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser

~~8~~	~~The requested relief would not apply to renewals of a Sub-Advisory Agreement.~~

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believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the

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selection of a Sub-Adviser is similar to changes in the membership

9 The requested relief would not apply to renewals of a Sub-Advisory Agreement.

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of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2. Consistent	with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. ~~Management will represent that the~~The materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”~~9~~10 by the Sub-Adviser. If, however, one or more Board members ~~assert that an in-person meeting would make a difference and~~ request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, ~~provides~~may provide several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7.	Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for

~~9~~	~~As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.~~

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10 As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).~~10~~11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”~~11~~12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”~~12~~13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”~~13~~14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”~~14~~ 15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting. ~~15~~ 16 The requested relief could not be relied

~~10~~	~~See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.~~
~~11~~	~~Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).~~
~~12~~	~~American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).~~
~~13~~	~~Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).~~

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~~14~~

~~Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.~~

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11 See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

12 Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).

13 American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

14 Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

15 Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

16 Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

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upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V. PRECEDENT

The Commission has issued ~~an~~ exemptive ~~order~~orders under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.~~16~~17 The Commission stated in Blackstone, that, while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group~~,~~ and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

~~Management will represent that the~~ The materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub- Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

~~15 Technology that includes visual capabilities will be used unless unanticipated circumstances arise.~~

~~16  Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order).~~

~~Page 9 of 94, including Exhibits~~

17See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone” ); Principal Funds, Inc., et al. Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (Mar. 16, 2021) (order); Russell Investment

Page 63 of 73 Sequentially Numbered Pages (including exhibits)

Company, et al., Investment Company Act Release Nos. 34200 (Feb. 23, 2021) (notice) and 34238 (Mar. 30, 2021) (order); Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order); Optimum Fund Trust, et al., Investment Company Act Release Nos. 34386 (Sept. 27, 2021) (notice) and 34410 (Oct. 25, 2021) (order); SEI Asset Allocation Trust, et al., Investment Company Act Release Nos. 34418 (Nov. 15, 2021) (notice) and 34437 (Dec. 13, 2021) (order); Bridge Builder Trust, et al., Investment Company Act Release Nos. 34433 (Dec. 03, 2021) (notice) and 34456 (Dec. 29, 2021) (order); Brinker Capital Destinations Trust, Investment Company Act Release Nos. 34501 (Feb. 10, 2022) (notice) and 34526 (Mar. 08, 2022) (order); Morgan Stanley Pathway Funds, Investment Company Act Release Nos. 34502 (Feb 10, 2022) (notice) and 34525 (Mar. 08, 2022) (order); Brighthouse Funds Trust I, et al., Investment Company Act Release Nos. 34552 (Apr. 01, 2022) (notice) and 34572 (Apr. 27, 2022) (order); and Goldman Sachs Trust II, et al., Investment Company Act Release Nos. 34638 (June 27, 2022) (notice) and 34654 (July 25, 2022) (order).

Page 64 of 73 Sequentially Numbered Pages (including exhibits)

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Ronald Holinsky, Esq.

Lincoln Investment Advisors Corporation

150 N. Radnor-Chester Road

Radnor, PA 19087

~~Kristi Slavin~~

~~Brighthouse Investment Advisers, LLC~~

~~125 High Street, Suite 732~~

~~Boston, MA 02110~~

Applicants further state that all written or oral communications concerning this

Application should be directed to ~~the contact information above.~~ :

Robert Robertson, Esq.

Dechert LLP

US Bank Tower

633 West 5th Street, Suite 4900

Los Angeles, CA, 90071-2032

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned ~~officer~~officers of the Applicants ~~is~~are fully authorized to execute this Application. The ~~verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The~~ certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as ~~Exhibit B~~Exhibits A-1 through A-2 to this Application. ~~In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as~~The verifications required by Rule ~~0-5~~0-2(~~e~~d) ~~of~~under the 1940 Act are ~~attached~~included as Exhibits ~~C and D~~B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Page 65 of 73 Sequentially Numbered Pages (including exhibits)

The Applicants have caused this Application to be duly signed on their behalf on the ~~17th~~ 8th day of ~~February~~August, 2022.

~~BRIGHTHOUSE FUNDS TRUST I and BRIGHTHOUSE FUNDS TRUST II~~

~~By:~~	~~/s/ Kristi Slavin~~
~~Name: Kristi Slavin~~

LINCOLN VARIABLE INSURANCE
PRODUCTS TRUST

~~BRIGHTHOUSE INVESTMENT ADVISERS, LLC~~

~~By:~~	~~/s/ Kristi Slavin~~
~~Name: Kristi Slavin~~

~~Page 10 of 94, including Exhibits~~

By: /s/Ronald Holinsky
Name: Ronald Holinsky
Title: Secretary

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LINCOLN INVESTMENT ADVISORS
CORPORATION

~~EXHIBIT INDEX~~

By: /s/Benjamin A. Richer
Name: Benjamin A. ~~Verifications~~ Richer

~~1. Verification of Brighthouse Funds Trust I and Brighthouse Funds Trust II~~

Title: Senior Vice President

Page 67 of 73 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibits A-1 through A-2	Certifications

Exhibits B-1 through B-2	Verifications

~~2. Verification of Brighthouse~~
~~Investment Advisers, LLC~~
Exhibit C ~~B. Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II~~ Exhibit D

~~C. Bridge Builder~~Goldman Sachs Trust II, et al.,

Investment Company Act Release Nos. ~~34433~~

~~(December 3, 2021~~34638 (June 27, 2022) (notice) and

~~34456 (December 29, 2021) (order) — Marked~~

~~Application~~

34654 (July 25, 2022) (order) – Marked Application

~~D. SEI Asset Allocation~~Brighthouse Funds Trust I, et

al., Investment Company Act Release Nos. ~~34418~~

~~(November 15, 2021~~34552 (April 1, 2022)

(notice) and ~~34437 (December 13, 2021~~34572 (April

27, 2022) (order) ~~—~~– Marked Application

~~Page 11 of 94, including Exhibits~~

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Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Lincoln Variable Insurance Products Trust (the “Trust ”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application ”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the board of trustees of the Trust (the “Board ”) adopted the following vote on the 8th day of June, 2022 in accordance with the By-laws of the Trust:

RESOLVED, that the appropriate officers of the Lincoln Variable Insurance Products Trust (the “Trust ”) are authorized to file on behalf of the Trust a new application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Lincoln Investment Advisors Corporation (“LIAC ”) from the provisions of Section 15(c) of the 1940 Act to permit LIAC to enter into or materially amend Sub- Advisory Agreements that were approved by the Board of Trustees of the Trust, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval.

FURTHER RESOLVED, that the officers of the Trust are severally authorized to make such filings, to execute and to deliver such documents, and to take such action as they may deem to be necessary or desirable to carry out the foregoing votes in accordance with their purpose and intent, the execution and delivery of any such documents and the taking of any such action to be conclusive evidence that the same is authorized by the Board.

IN WITNESS WHEREOF, I have hereunto set my name on the 8th day of August, 2022.

By: /s/Ronald A. Holinsky
Name: Ronald A. Holinsky
Title: Secretary

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Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the Senior Vice President of Lincoln Investment Advisors Corporation (the “Company ”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application ”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By: /s/Benjamin A. Richer
Name: Benjamin A. Richer
Title: Senior Vice President
Date: August 8, 2022

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Exhibit B-1

~~Verification~~

VERIFICATION

The undersigned states that ~~she~~he has duly executed the attached application ~~on February 17~~, dated August 8 , 2022, for and on behalf of ~~Brighthouse Funds Trust I and Brighthouse Funds~~ Lincoln Variable Insurance Products Trust (the “Trust ~~II (“the Funds~~”); that ~~she~~he is the ~~President and Chief Executive Officer of the Trusts; and that all actions by shareholders, directors and other persons~~Secretary of the Trust; and that all action taken by Trustees necessary to authorize the undersigned to execute and file such instrument ~~have~~has been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~/s/ Kristi Slavin~~
~~Name:~~	~~Kristi Slavin~~
~~Title:~~	~~President and Chief Executive Officer~~

By: /s/Ronald A. Holinsky
Name: Ronald A. Holinsky
Title: Secretary

~~Page 12 of 94, including Exhibits~~

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Exhibit ~~A~~B-2

~~Verification~~

VERIFICATION

The undersigned states that ~~she~~he has duly executed the attached application ~~on February 17~~, dated August 8, 2022, for and on behalf of ~~Brighthouse~~Lincoln Investment ~~Advisers, LLC (“BIA~~ Advisors Corporation (the “Company ”); that ~~she~~he is the Senor Vice President of ~~BIA~~the Company; and that all ~~actions by members, managers and other~~action taken by persons necessary to authorize the undersigned to execute and file such instrument ~~have~~has been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and ~~that~~ the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~/s/ Kristi Slavin~~
~~Name:Kristi Slavin~~
~~Title:President~~

~~Page 13 of 94, including Exhibits~~

By: /s/ Benjamin A. Richer
Name: Benjamin A. Richer
Title: Senior Vice President

Page 72 of 73 Sequentially Numbered Pages (including exhibits)

~~Exhibit B~~

~~Resolutions of the Board of Brighthouse Funds Trust I and Brighthouse Funds Trust II~~

~~VOTED:~~	~~That the filing of an exemptive order application regarding an exemption from Section 15(c) for the 1940 Act, as discussed at the meeting, be, it hereby is, approved.~~
~~VOTED:~~	~~That the appropriate officers of the Trusts be, and each of them hereby is, authorized to do or cause to be done all such other acts and to make, execute and deliver any and all such documents in the name and on behalf of the Trusts, as they, or any of them, may deem necessary or desirable to carry out the intent or purposes of the preceding resolutions.~~

~~Page 14 of 94, including Exhibits~~

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